CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT ("Agreement") is made as of February 16, 2011, by and between SinoFresh Healthcare Inc., a Florida corporation (,"Company"), and Gary Zweig, DBA, Direct to Pharmacy Sales and Marketing, LLC., a New York Limited Liability Company, represented by Gary Zweig (“Consultant”).

WHEREAS, the Company desires to utilize the Consultant’s knowledge and experience  in the marketing of  SinoFresh Nasal Spray and related products to which the Company holds exclusive intellectual, manufacturing and marketing rights (“SinoFresh Products) and to assist the Company in its efforts to  commercialize the SinoFresh Product line through wholesale marketing, sales force development and overall management of the domestic United States market, development of the marketing plan and implementation.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.           Engagement.  The Company hereby engages the Consultant and the Consultant hereby agrees to hold himself available to render, and to render at the request of the Company, independent wholesale marketing advisory services for the Company, upon the terms and conditions hereinafter set forth.

2.           Term.  The term of this Agreement shall begin as of the date first above written and shall continue for an initial term of one year (1) year from commencement.  This Agreement shall be automatically renewed for subsequent twelve (12) month terms unless either party provides the other party with written notice of non-renewal at least ninety (90) days prior to the end of any such twelve (12) month term.

3.           Duties.  The Consultant shall hold himself available to render advisory services to the Company on an as needed basis, as set forth on Schedule A.

4.           Compensation.  As Compensation for all services rendered by the Consultant under this Agreement, the Company shall pay the Consultant $ 4000 per calendar month as a good faith retainer.  Such payments shall be due and payable within ten (10) days of the last business day of each calendar month as well as compensation as set forth in Schedule B.

5.           Expenses.  The Consultant shall be reimbursed by the Company for all reasonable business expenses which are deductible by the Company for U.S. Federal income tax purposes and which were incurred by the Consultant during the performance of his services hereunder; provided, any such reimbursement in excess of $1,000.00 in any month, shall require the Company’s prior approval. The Company’s obligation to reimburse the Consultant pursuant to this subparagraph shall be subject to the presentation to the Company by the Consultant of an itemized account of such expenditures, together with supporting vouchers, in accordance with the Company’s policies as in effect from time to time.

6.           Non-Compete.  During the term hereof and for a period of  one (1) year immediately following the termination of this Agreement, the Consultant shall not directly or indirectly, either as principal, agent, employee, consultant, officer, director, stockholder, lender or in any other capacity, engage in or have a financial interest in, any business which is competitive with the business of the Company.

For the purposes hereof, a business will be deemed competitive with the business of the Company or in competition with the Company if it is carried on anywhere in the world and has developed or sold, or is currently developing or selling technology competitive to that of the Company.

Consultant acknowledges and agrees that strict enforcement of the terms of this Agreement is necessary for the purpose of ensuring the preservation, protection and continuity of the business, trade secrets and goodwill of the Company and that, in furtherance of such purpose, the prohibition against competition imposed by this Section 6 is narrow, reasonable and fair.  Consultant further acknowledges and agrees that, given Consultant’s experience, knowledge and skills, substantial opportunities for employment outside of the areas restricted by this Agreement are and will remain available to Consultant.  If any part of this Section 6 is determined by a court of competent jurisdiction to be unreasonable in duration, geographic area, or scope, then this Agreement is intended to and shall extend only for such period of time, in such area and with respect to such activities as are determined to be reasonable.

7.           Work Product. The Consultant acknowledges that his work for the Company, including all materials prepared by him for the Company, all rights of ownership, including copyrights, in such material belong to the Company, and, to the extent applicable, shall be deemed “works made for hire” as that term is defined under U.S. and International Copyright laws.  The Consultant shall and hereby does assign to the Company, without additional remuneration, the entire right, title and interest in and to all writings, data, drawings, negatives, photographs, layouts, software, specifications, inventions, discoveries and improvements as well as all materials, created by the Consultant while rendering services to the Company, whether patentable or unpatentable, which are conceived or first reduced to writing in human readable or machine readable form or to practice during the time the Consultant is performing services for the Company and for subsequent period of time which shall extend twenty-four (24) months following the last date on which the Consultant rendered services to the Company.  Such rights shall include, but not be limited to, the rights, as exclusive proprietor, to domestic and foreign copyright, copyright renewal, trademark and patent protection therein, and the right to register and claim priority therein under any applicable international treaties and conventions.  The Consultant agrees to execute and deliver to the Company, at the Company’s expense, all copyright, patent and other applications, assignments and instruments tendered to the Consultant by the Company as may be reasonably necessary for obtaining such rights and/or for vesting and maintaining the title to such rights in the Company.

8.           Acknowledgment of Ownership and Confidentiality.  The Consultant acknowledges and agrees that all “Confidential Information” (as defined herein) that is disclosed to the Consultant by the Company, or that the Consultant acquires, sees, learns of, or generates as a direct or indirect consequence of the Consultant’s work for the Company (whether prior to or subsequent to the execution of this Agreement) is the exclusive property of the Company, and the Consultant will keep that information strictly confidential.  The Consultant acknowledges its obligations under federal and state securities laws with respect to non-public information. In this Agreement, “Confidential Information” means information relating to the business of the Company including its trade secrets; proprietary information; its accounting, costs, sales, and personnel records, whether kept in the ordinary course of business or otherwise; its customer lists; any present or future business plans; any trade secret, proprietary or confidential information of any customer or other entity to which the Company owes an obligation not to disclose such information; and its marketing, telemarketing, administrative and sales methods, practices and procedures.  All documents containing this information will be considered Confidential Information whether or not marked with any proprietary notice or legend when the disclosure takes place.

9.           Restriction.  The Consultant will not disclose to anyone or make use of any Confidential Information, except as such disclosure or use may be required in connection with services rendered by the Consultant to the Company.  This restriction is not limited in time to the duration of the Consultant’s employment by the Company but extends after such employment, irrespective of the reason for termination.

10.           Independent Contractor.  It is expressly agreed that the Consultant is acting as an independent contractor in performing the services hereunder.  The Company shall not pay any contribution to social security, unemployment insurance, state or federal withholding taxes, nor provide any other contributions or benefits which might be expected in an employer-employee relationship.

11.           Assignment.  This Agreement is not assignable by the Consultant in any event.

12.           Modification.  This Agreement may be modified by the parties hereto only by a written agreement executed by both parties.

13.           Applicable Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida, without regard to conflict of laws principles.

14.           Notices.  All notices, requests, demands, and other communications hereunder (“Notices”) shall be in writing and shall be deemed to have been duly given when delivered by hand; or dispatched by electronic facsimile transmission with telephone confirmation; or one (l) business day after being sent by Federal Express or other nationally recognized next-day delivery services; or three (3) business days after being posted by certified or registered mail, postage prepaid and addressed as follows:

15.           Initial Period and Conversion.  The parties agree that upon 90 days the performance of the Consultant will be reviewed and the Company at its option may then offer to convert this agreement to an employment agreement. The terms and conditions of such conversion if offered shall be at the Company’s discretion.

If to the Consultant to:

Gary Zweig
Direct to Pharmacy Sales and Marketing, LLC
8907 Belcher Rd
Bloomfield, NY 14469

Telephone No. 585-229-7180

If to the Company to:

SinoFresh Healthcare, Inc.
 333 Tamiami Trail South
Suite 286
Venice FL 34285

Attn: CEO
Telephone No.  (941) 375-8174

Provided, however, that if any party shall have designated a different address by notice to the other party, then to the last address so designated.

15.           Benefits.  The terms of this Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by the parties hereto, their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SinoFresh Healthcare Inc.

By: David R. Olund
David R. Olund, CEO

Direct to Pharmacy Sales and Marketing LLC.

By: Gary Zweig

Individually and Corporately

SCHEDULE A

Duties of the Consultant will be initially as follows and may be modified and/or expanded upon mutual agreement between the Consultant and the Company:

Sales Representation:

1.
Consultant will work with established customers to develop programs to promote Sinofresh products.  This will include all sales material, advertising material and any additional information needed for promotions. All information will be provided by Sinofresh Healthcare, Inc.

2.
Consultant will solicit new customers to stock Sinofresh Products and provide them with the material to promote the product.  All marketing and advertising information will be provided by Sinofresh Healthcare, Inc.

3.
Consultant will work to establish a commission based Broker Network.  Payment to Brokers can be handled by Sinofresh paying Brokers or Sinofresh paying Direct to Pharmacy Sales and Marketing LLC full commission and we will pay Brokers.

4.	Consultant will train and support Sales representatives working for Contract Distributors. (Ie; Green Valley Medical, Cardinal Health and similar)

5.	Consultant will be responsible for as well train and support the Company’s other internal and contracted sales representatives.

6.	Consultant will assist the Company in integrating and further marketing such additional products that the Company may now or in the future hold marketing rights and/or acquire or may develop.

(Sinofresh Healthcare, Inc., will be responsible for sending all samples to prospective customers.)

Marketing and Advertising Services:

1.
Consultant will work with Sinofresh Healthcare, Inc. to develop sales material needed to promote the Sinofresh product line.  Consultant will review all sales material and give insight on what is needed to provide buyers with additional information.

2.	Consultant will develop with Sinofresh Healthcare, Inc. an advertising schedule that would work with new customers to promote the Sinofresh products.

Additional responsibilities will be determined by Sinofresh Healthcare Products Inc. and Direct to Pharmacy Sales and Marketing LLC.

SCHEDULE B

In addition to to the base retainer, Consultant shall receive a payment equal to 5% (five percent) of the net invoices received by the Company when paid and cleared by the Company on shipments of SinoFresh Healthcare, Inc., products for an initial term of 12 months on new wholesale distributor accounts introduced to the Company by Consultant and shall further receive a residual of 2.5% (two and one half percent) on continuing and active accounts for a period of 48 months, unless said account is terminated prior to the end of the 48 month period. Settlement shall be on a calendar quarterly basis.

In the event that this Consulting Agreement is converted to an Employment Agreement at a future date, any earned compensation due as well as residuals will be further incorporated into such agreement.